SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Cutera, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

232109108
(CUSIP Number)

J. Daniel Plants

Voce Capital Management LLC

One Embarcadero Center, Suite 1140

San Francisco, CA 94111

(415) 489-2600

with a copy to:

Eleazer Klein, Esq.

Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 27 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232109108	SCHEDULE 13D/A	Page 2 of 27 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,210,224 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,210,224 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,210,224 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 232109108	SCHEDULE 13D/A	Page 3 of 27 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,210,224 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,210,224 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,210,224 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 232109108	SCHEDULE 13D/A	Page 4 of 27 Pages

1	NAME OF REPORTING PERSON J. DANIEL PLANTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 61,348 shares of Common Stock (including 2,724 shares of Common Stock underlying unvested Restricted Stock Units and 14,748 shares of Common Stock underlying options)
	8	SHARED VOTING POWER 1,210,224 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 61,348 shares of Common Stock (including 2,724 shares of Common Stock underlying unvested Restricted Stock Units and 14,748 shares of Common Stock underlying options)
	10	SHARED DISPOSITIVE POWER 1,210,224 shares of Common Stock
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,271,572 shares of Common Stock (including 2,724 shares of Common Stock underlying unvested Restricted Stock Units and 14,784 shares of Common Stock underlying options)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 232109108	SCHEDULE 13D/A	Page 5 of 27 Pages

1	NAME OF REPORTING PERSON DAVID H. MOWRY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 209,410 shares of Common Stock (including 23,796 shares of Common Stock underlying unvested Restricted Stock Units and 59,823 shares of Common Stock underlying options)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 209,410 shares of Common Stock (including 23,796 shares of Common Stock underlying unvested Restricted Stock Units and 59,823 shares of Common Stock underlying options)
	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

209,410 shares of Common Stock (including 23,796 shares of Common Stock underlying unvested Restricted Stock Units and 59,823 shares of Common Stock underlying options)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 232109108	SCHEDULE 13D/A	Page 6 of 27 Pages

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is filed by:

(i) Voce Capital Management LLC, a California limited liability company ("Voce Capital Management"), with respect to the shares of Common Stock held by the funds to which it serves as investment manager (the "Voce Funds");

(ii) Voce Capital LLC, a Delaware limited liability company ("Voce Capital"), as the sole managing member of Voce Capital Management;

(iii) J. Daniel Plants ("Mr. Plants", and together with Voce Capital Management and Voce Capital, the "Voce Parties"), as the sole managing member of Voce Capital; and

(iv) David H. Mowry ("Mr. Mowry").

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

(b) The address of the principal office of each of Voce Capital Management, Voce Capital and Mr. Plants is One Embarcadero Center, Suite 1140, San Francisco, California 94111. The principal business address of Mr. Mowry is c/o Cutera, Inc., 3240 Bayshore Boulevard, Brisbane, CA 94005.

(c) The principal business of Voce Capital Management is investing for funds and accounts under its management. The principal business of Voce Capital is serving as the sole managing member of Voce Capital Management. The principal business of Mr. Plants is serving as the sole managing member of Voce Capital. The principal business of Mr. Mowry is serving as a healthcare executive and a director of the Issuer.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Voce Capital is organized under the laws of the State of Delaware. Voce Capital Management is organized under the laws of the State of California. Each of Messrs. Plants and Mowry is a citizen of the United States of America.

CUSIP No. 232109108	SCHEDULE 13D/A	Page 7 of 27 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The shares of Common Stock beneficially owned by Voce Capital Management were purchased with the working capital of the Voce Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the Common Stock beneficially owned by Voce Capital Management is approximately $28.0 million, including brokerage commissions.

Mr. Plants used a total of approximately $200,000 to acquire 4,000 shares of Common Stock reported as beneficially owned by him. 61,348 shares of Common Stock (including 2,742 shares of Common Stock underlying unvested RSUs and 14,748 shares of Common Stock underlying options) reported to be beneficially owned by Mr. Plants were issued to Mr. Plants in consideration for his service as a director and Executive Chairman of the Issuer.

Mr. Mowry used a total of approximately $399,751 to acquire 12,850 shares of Common Stock reported as beneficially owned by him. 109,757 shares of Common Stock reported to be beneficially owned by Mr. Mowry were granted to him in the form of RSUs by the Issuer in connection with his service as Chief Executive Officer ("CEO") of the Issuer. 59,823 shares of Common Stock underlying options reported to be owned by Mr. Mowry were issued to him by the Issuer in connection with his service as CEO of the Issuer.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 10, 2023, Messrs. Plants and Mowry, in their personal capacities, issued a press release (the "April 10, 2023 Press Release") announcing that they each delivered to the Issuer separate notices (each a "Notice") calling for a special meeting of stockholders of the Issuer. As disclosed in the April 10, 2023 Press Release, both Notices call for the removal of Directors Gregory Barrett, Sheila Hopkins, Timothy O’Shea, Juliane Park and Janet Widmann (the "Entrenched Directors"); neither Notice seeks to remove Independent Director Joseph Whitters. Mr. Plants’ Notice was accompanied by a letter to the Board as well as a duly noticed request for a special meeting of the Board to discuss the issues raised in his letter.

The above summary of the April 10, 2023 Press Release does not purport to be complete and is qualified in its entirety by the full text of the April 10, 2023 Press Release, attached hereto as Exhibit 5 and incorporated by reference herein.

On April 11, 2023, Messrs. Plants and Mowry filed a Verified Complaint in the Court of Chancery of the State of Delaware against the Entrenched Directors. The Verified Complaint also names the Issuer as a Nominal Defendant.

The Verified Complaint alleges that, since the January 2, 2023 deadline for the Issuer’s stockholders to nominate candidates for election to the Board at the Issuer’s 2023 annual meeting (the "Nomination Deadline"), the Board has split into two divided factions, the five Entrenched Directors have improperly excluded Messrs. Plants and Mowry, as well as Mr. Whitters, from Board decisions, and the Board has been unable to engage in routine succession planning. In the litigation, Messrs. Plants and Mowry seek an order (i) declaring that the Entrenched Directors breached their fiduciary duties by refusing to amend or waive the Nomination Deadline and enjoining the Entrenched Directors from enforcing the Nomination Deadline or, in the alternative, (ii) declaring that the special meeting of stockholders must be held in accordance with the Notices delivered by Messrs. Plants and Mowry.

CUSIP No. 232109108	SCHEDULE 13D/A	Page 8 of 27 Pages

On April 11, 2023, Messrs. Plants and Mowry, in their personal capacities, issued a press release (the "April 11, 2023 Press Release") sharing a letter of support from certain of the Issuer's senior employees and that was sent to the Board.

The above summary of the April 11, 2023 Press Release does not purport to be complete and is qualified in its entirety by the full text of the April 11, 2023 Press Release, attached hereto as Exhibit 6 and incorporated by reference herein.

On April 11, 2023, the Entrenched Directors purported to terminate Mr. Plants from his role as Executive Chairman of the Issuer and Mr. Mowry from his role as CEO of the Issuer.

On April 12, 2023, Messrs. Plants and Mowry, in their personal capacities, issued a press release (the "April 12, 2023 Press Release") announcing the filing of the Verified Complaint and commenting on the purported termination by the Entrenched Directors of Messrs. Plants and Mowry from their respective roles as Executive Chairman and CEO of the Issuer.

The above summary of the April 12, 2023 Press Release does not purport to be complete and is qualified in its entirety by the full text of the April 12, 2023 Press Release, attached hereto as Exhibit 7 and incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Amendment No. 2 for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Amendment No. 2 are based upon 19,788,358 shares of Common Stock outstanding as of April 4, 2023, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on April 7, 2023.

By virtue of the matters described in Item 4, Mr. Mowry and the Voce Parties may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Accordingly, the “group” may be deemed to beneficially own an aggregate of 1,480,982 shares of Common Stock (including 26,520 shares of Common Stock underlying unvested RSUs and 74,571 shares of Common Stock underlying options), representing approximately 7.4% of the outstanding shares of Common Stock. The Voce Parties expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by Mr. Mowry. Mr. Mowry expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Voce Parties.

(b)

See rows (7) through (10) of the cover pages to this Amendment No. 2 for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	No transactions in the shares of Common Stock have been effected by any Reporting Person during the past sixty (60) days.
(d)	No person other than the Reporting Persons and the Voce Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)	Not applicable.

CUSIP No. 232109108	SCHEDULE 13D/A	Page 9 of 27 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons are parties to an agreement with respect to the joint filing of the Schedule 13D and any amendments thereto (the "2023 Joint Filing Agreement"). A copy of the Joint Filing Agreement is attached as Exhibit 8 to this Schedule 13D/A.

Mr. Plants holds 27,105 RSUs, each representing one share of Common Stock. Of such RSUs, 24,381 have vested. The remaining 2,724 RSUs vest according to the following schedule: 1/3rd of the RSUs vest on May 19, 2023 and May 19, 2024, subject to Mr. Plants' continued service to the Issuer through each such date. Mr. Plants has a total of 11,476 unvested performance share units ("PSUs") which vest based on certain selected performance targets.

Mr. Plants has also been awarded options that are exercisable into a total of 14,748 shares of Common Stock. The options have a strike price of $33.45 and an expiration date of February 20, 2029. One-fourth of the shares subject to the option vested on February 20, 2023, and 1/48 of the shares subject to the option vested or shall vest each month thereafter, subject to Mr. Plants continuing his service through such dates.

Mr. Mowry holds 109,757 RSUs, each representing one share of Common Stock. 67,897 such RSUs were granted on July 8, 2019 (the "July 2019 RSUs"), 13,033 such RSUs were granted on February 24, 2020 (the "February 2020 RSUs"), 20,681 such RSUs were granted on April 1, 2020 (the "April 2020 RSUs") and 8,146 such RSUs were granted on February 12, 2021 (the "February 2021 RSUs"). Of the July 2019 RSUs, one-fourth vested on July 8, 2020 and one-fourth vested or shall vest on each one-year anniversary thereafter, subject to Mr. Mowry continuing his service through such dates. Of the February 2020 RSUs, one-fourth vested on January 1, 2021, and one-fourth vested or shall vest on each one-year anniversary thereafter, subject to Mr. Mowry continuing his service through such dates. All of the April 2020 RSUs have vested. Of the February 2021 RSUs, one-fourth vested on February 12, 2022, and 1/36 vested or shall vest each month thereafter, subject to Mr. Mowry continuing his service through such dates. Mr. Mowry has a total of 30,857 unvested PSUs, which vest based on certain selected performance targets.

Mr. Mowry has also been awarded options that are exercisable into a total of 59,823 shares of Common Stock. Of such options, 12,629 options have a strike price of $15.836 and an expiration date of February 12, 2031. One-fourth of such options vested on February 12, 2022, and 1/36 of the shares subject to such option vested or shall vest each month thereafter, subject to Mr. Mowry continuing his service through such dates. 47,194 options have a strike price of $33.45 and an expiration date of February 20, 2029. Of such options, one-fourth vested February 20, 2023, and 1/48 of the shares subject to the option vested or shall vest each month thereafter, subject to Mr. Mowry continuing his service through such dates.

CUSIP No. 232109108	SCHEDULE 13D/A	Page 10 of 27 Pages

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description

5	April 10, 2023 Press Release.

6	April 11, 2023 Press Release.

7	April 12, 2023 Press Release.

8	2023 Joint Filing Agreement.

CUSIP No. 232109108	SCHEDULE 13D/A	Page 11 of 27 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 12, 2023

VOCE CAPITAL MANAGEMENT LLC

By:	Voce Capital LLC, its Managing Member

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

VOCE CAPITAL LLC

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

/s/ J. Daniel Plants
J. Daniel Plants /s/ David H. Mowry
David H. Mowry

CUSIP No. 232109108	SCHEDULE 13D/A	Page 12 of 27 Pages

EXHIBIT 5

J. Daniel Plants and David Mowry Call for Special Stockholder Meeting to Reconstitute Cutera’s Board

Executive Chairman Plants and CEO Mowry Believe Current Board Has Become Factionalized and its Agenda is Being Driven by Directors Prioritizing Their Own Interests Over Those of Cutera Stakeholders

Highlight Failed CEO Succession Planning, Conflicts of Interest and Misapplications of Basic Corporate Governance as Evidence of Need for Immediate Board Change

SAN FRANCISCO – April 10, 2023 – Today J. Daniel Plants, Founder and Chief Investment Officer of Voce Capital Management LLC and Executive Chairman of the Board of Directors (the “Board”) of Cutera, Inc. (Nasdaq: CUTR) (“Cutera” or the “Company”), and David Mowry, Cutera’s Chief Executive Officer and a Director – who together own approximately 7.0% of the outstanding shares of Cutera – commented on the fact that they have each delivered to the Company separate notices (each, a “Notice”) calling for a Special Meeting of Stockholders (the “Special Meeting”), pursuant to Cutera’s Amended and Restated Bylaws (the “Bylaws”), which expressly empowers each of them to requisition the Special Meeting.

Both Notices call for the removal of Directors Gregory Barrett, Sheila Hopkins, Timothy O’Shea, Juliane Park and Janet Widmann (the “Entrenched Directors”); neither notice seeks to remove Independent Director Joseph Whitters. Mr. Plants’ April 3 Notice was accompanied by a letter to the Board as well as a duly noticed request for a Special Meeting of the Board to discuss the issues raised in his letter. Despite the best efforts of Mr. Plants and Mr. Mowry, the Entrenched Directors were ultimately unwilling to negotiate in good faith towards a reasonable compromise and instead chose to escalate the matter by publicly disclosing it.

In light of this, Messrs. Mowry and Plants have each issued public statements in their individual capacities.

David Mowry said:

“In early January, I communicated to the Board that I wished to begin a transition process to facilitate my retirement as CEO. The Board considered a number of its own members – including Sheila Hopkins, Juliane Park, Dan Plants and Janet Widmann – as potential candidates, but ultimately was not able to reach a suitable agreement with a qualified replacement. On February 22, the Board formed a committee to conduct an external search. Today, to my knowledge this committee has not even met once, has not established a job specification and has not selected a recruiting firm. From my perspective – despite the passage of many weeks – the Board is no closer to finding a replacement.

Out of serious concern regarding some of the interim ‘solutions’ the Board was openly considering as my replacement while the search was being conducted, on March 9, I offered to delay my retirement to minimize the disruption, confusion and instability to the business caused by the insertion of an ‘interim CEO’ or ‘Co-CEOs,’ and I advised the Board as such. The Board has failed to accept my proposal. In my opinion, the approach the Entrenched Directors have taken to these matters has been detrimental to the business and served no purpose other than to position certain Directors closer to the CEO title that they seem to covet for themselves.

CUSIP No. 232109108	SCHEDULE 13D/A	Page 13 of 27 Pages

Making matters worse, these critical deliberations around succession planning are being conducted during informal meetings held by a subset of the Board. It is disappointing to me that through the actions of the Entrenched Directors, the Board has reached such a level of dysfunction that critical decisions are not being made and vital initiatives are unable to move forward. As the Company’s CEO, I was particularly disturbed that the Entrenched Directors chose to repurpose a simple 8-K – that had been prepared by Company management and counsel in response to a request from our auditors – into the opening salvo of the public fight that they seem to prefer over a private resolution. They then chose to file the 8-K on April 7 with the SEC without Board approval and over the objections of several Directors.

While I have tried to remain neutral and focused on the long-term value creation strategy that we have been building at Cutera, I am now firmly convinced that our employees, customers and shareholders deserve better – which is why I have taken this action to demand the Special Meeting to refresh the composition of the Board.”

J. Daniel Plants stated:

“As an investor in Cutera for 10 years and one of its largest stockholders, I am deeply invested in the Company’s success. I have been heavily involved in the development of the new commercial model and product strategy that has the potential to be transformative for the Company and unlock substantial value for its shareholders. But the Board’s lack of transparency, attempted micromanagement and political behavior have become a major distraction for the Company and its leadership team. The failure to meaningfully progress on a CEO succession plan is just the most glaring indication that the Board’s agenda is now being driven by the Entrenched Directors, whose apparently personal priorities and allegiances – rather than what will deliver value for Cutera and its stakeholders – are motivating and guiding their actions.

When it became apparent that the state of the Board’s governance had become so corroded that it was impeding our ability to achieve performance objectives, I first sought to reach a constructive solution with my fellow Directors by pursuing a confidential internal dialogue directed toward a resolution. After scheduling a Board meeting with the express purpose of discussing a resolution of the concerns raised in my letter, the Entrenched Directors came to the meeting with no intent of having this discussion and had instead already engaged several defense advisors, despite having sought no Board authorization to do so. Moreover, on April 7, they then elected to issue a press release disclosing all of these matters publicly. They clearly prefer an expensive, public fight using shareholder dollars to an amicable resolution. In light of the Board’s actions, I am moving forward to allow shareholders the ability to have a direct say in who will represent them and steward their investment in the Company going forward.”

The Notices delivered by Messrs. Mowry and Plants require that the Special Meeting be held within 60 days of the date of the Notice. The Notices further demand that the Company provide each Cutera stockholder entitled to vote with prompt written notice of the Special Meeting and that it act immediately to schedule it. Mr. Plants concluded: “We fully expect the Entrenched Directors to follow the law and advance the Special Meeting process and will take all appropriate action to ensure this happens.”

The letter sent by Mr. Plants to the entire Board on Monday, April 3, 2023, is included below:

CUSIP No. 232109108	SCHEDULE 13D/A	Page 14 of 27 Pages

J. Daniel Plants

Chairman, Board of Directors of Cutera, Inc.

3240 Bayshore Blvd.

Brisbane, California 94005

April 3, 2023

Members of the Board of Directors of Cutera, Inc.

3240 Bayshore Blvd.

Brisbane, California 94005

Dear Colleagues:

As you know, I have a long-term relationship with Cutera, Inc. (“Cutera” or the “Company). I joined the Board of Directors (the “Board”) in January 2015 and became Chairman of the Board (“Chairman”) in October of 2016, and assumed the additional responsibilities of Executive Chairman in May 2021.

I am also one of the Company’s largest and longest-tenured stockholders. Since 2013, my investment firm, Voce Capital Management LLC (“Voce”), has purchased significant amounts of Cutera’s common stock and convertible notes in open market purchases and through direct investments into the Company. When Cutera needed to raise equity during the height of the SARS-2 panic in April 2020, Voce served as the anchor tenant, committing ahead of time to purchase the largest allocation in the transaction, allowing the underwriters to market our participation and assist in the completion of the transaction under very difficult market conditions. We performed the same role in Cutera’s largest convertible notes financing, in May 2022, agreeing in advance to buy a large portion of the notes to support the deal’s successful execution. In total, I have invested more than $50 million in Cutera over the past decade. My current equity ownership of more than 1.2 million common shares (exclusive of my ownership of the convertible notes) exceeds 6% of the Company’s shares outstanding.

Since becoming Executive Chairman almost two years ago, I typically spend more than 20 hours per week working on Cutera-related matters. In addition to my ongoing responsibilities as Board Chairman, I’m onsite for a full day at Company headquarters every Tuesday, and often an additional day, depending on activity levels. I have also traveled extensively at the Company’s request, including multiple international trips, to meet with customers, employees and stockholders.

As Executive Chairman, I have taken the lead in identifying and developing Cutera’s long-term strategic vision. For the first time in the Company’s history, we now have a multi-year strategic plan with a cadence of targeted product launches; actionable plans to enter adjacent and new categories, expanding the Company’s total addressable market; and a financial model with the potential to fundamentally re-rate the Company and unleash significant stockholder value. The first phase of this plan has already been implemented through the innovative strategy for our breakthrough AviClear acne device and disruptive “placement-driven” commercial model. Every aspect of Cutera’s business, operations and financial model are being positively impacted as a result of this transformative strategy.

CUSIP No. 232109108	SCHEDULE 13D/A	Page 15 of 27 Pages

       In my ten years as an investor and eight years on the Board, I have never been more committed to Cutera’s success. Given my long history of service to the Company; leadership role in developing its current strategy; and alignment through the substantial investment of capital, I have only one interest– to see Cutera succeed to the fullest extent possible for its customers, employees and, of course, stockholders. I have strong relationships with each of these key constituencies, built through years of my substantive involvement, and I remain personally committed to seeing Cutera deliver for all of them.

* * *

As convinced as I am of Cutera’s potential for future prosperity, I have concluded that the current state of Cutera’s corporate governance – and specifically the functioning of the Board – has devolved into such a deplorable condition that it will, until resolved, continue to impede the Company’s fulfillment of its goals and objectives. More specifically, the actions of certain members of the Board have led to an untenable situation requiring urgent corrective action.

Among my serious concerns:

▪ Failed CEO succession planning. The selection of a CEO is any Board’s most important responsibility. Yet in recent months, the Board has lurched from one plan to another in its feckless effort to identify a successor to our present CEO, Dave Mowry. The Board’s shifting priorities and allegiances have lacked objectivity, transparency and rationality and, even worse, have yet to produce an actionable succession plan, leaving the Board factionalized and the Company exposed to needless instability and uncertainty.

▪ Inability to make long-term decisions. The Board’s current paralysis has rendered the pursuit of long-term opportunities, both organic and inorganic, extremely difficult. The lack of clarity as to the long-term management of Cutera has also impeded the recruitment of senior talent throughout the organization.

▪ Misapplications of basic corporate governance. In its effort to generate outcomes that suit the interests of its individual members, a subset of the Board has engaged in a series of ultra vires actions and decisions, attempting to control critical Board decisions through private conclaves rather than proper meetings of the Board, excluding Directors they deem unaligned with their self-interested agendas. This ignores Board processes prescribed in the amended and restated bylaws (the “Bylaws”) of the Company and well-established principles of Delaware corporate law.

▪ Conflicts of interest. The same subset of Directors has permitted members of the Board they deem sympathetic to participate in crucial deliberations in which those Directors have a material financial and personal conflict of interest.

▪ Misappropriation of corporate assets and machinery. Without proper authorization, certain members of the Board have commandeered Cutera’s outside counsel, drawing upon the Company’s law firm in their personal battle against other Directors, but doing so at the Company’s expense, and conflicting the Company’s lawyers in the process.

▪ Micromanagement and operational interference. Individual members of the Board have engaged in officious conduct in operational and personnel decisions that are squarely within the province of management. Such behavior not only distracts and dilutes the time of senior management but sends conflicting signals into the organization as to whom they are supposed to follow. Earlier this year, members of the Board repeatedly pressured management to issue financial forecasts that were rosier than market conditions warranted and would have, had management acceded, damaged the Company’s credibility and financial position.

* * *

CUSIP No. 232109108	SCHEDULE 13D/A	Page 16 of 27 Pages

The net effect of the foregoing is a factionalized Board, at conflict internally with itself and with management, that disserves all of our stakeholders. It is particularly critical that we rectify this now, given the series of essential decisions facing the Company and the current state of paralysis.

Accordingly, attached as Annex A to this letter is notice of a special meeting of the Board (the “Special Board Meeting”), pursuant to Article III, Section 3.7 of the Bylaws, to discuss these critical issues. Given the gravity of this matter, I expect my colleagues will make themselves available for the Special Board Meeting that I have duly noticed and called to occur on April 4, 2023 at 11:00 am PT / 2:00 pm ET.

Although I am hopeful that a candid discussion of these issues can lead to their constructive resolution, recent events temper my optimism. I am therefore simultaneously pursuing an alternative path to resolve this deadlock by allowing Cutera’s stockholders to express their views directly as to whom they believe will best represent their interests. Article II, Section 2.3 of the Bylaws empowers the Chairman to call a special meeting of the Company’s stockholders (the “Special Stockholder Meeting”). As such, and acting in my capacity as Chairman, I have exercised my authority to call such a meeting; attached to this letter as Annex B is the formal notice and demand for the Special Stockholder Meeting.

Recognizing that the 2023 Annual Meeting of Stockholders (the “2023 Annual Meeting”) is planned for June 14, 2023, I believe it would be more efficient to place all of these issues before the stockholders at the 2023 Annual Meeting rather than holding two separate meetings close together in time to resolve an overlapping set of issues. Should the Board vote to amend the Nomination Deadline to allow stockholders to nominate Directors at the 2023 Annual Meeting, and do so without conditions and without moving or adjourning the 2023 Annual Meeting, then I shall withdraw the demand for the Special Stockholder Meeting and permit these important matters to be resolved at 2023 Annual Meeting.1

* * *

The immediate resolution of the issues outlined in this letter is imperative and is the only viable way to extricate the Board from the dysfunctional morass in which it is currently mired. If we cannot resolve them at the Special Board Meeting, then we shall proceed with the duly called Special Stockholder Meeting, allowing the stockholders of the Company to have their voices heard in electing a Board which they believe best represents them.

As always, I look forward to your response and working together to act in the best interests of Cutera’s stakeholders.

Respectfully yours,

J. Daniel Plants

Chairman, Board of Directors of Cutera, Inc.

cc: Corporate Secretary

Attachment: Notice of Special Meeting of the Cutera Board of Directors

___________________________

1 Cutera has a lengthy advance notice deadline (the “Nomination Deadline”) for the submission of Director nominees; the Nomination Deadline for the 2023 Annual Meeting passed on January 2, 2023. Given the many material changes in circumstances since the Nomination Deadline, at the Special Board Meeting we will consider and vote on whether the Board should exercise its fiduciary duties to amend the Nomination Deadline for the 2023 Annual Meeting. Doing so would re-open the Company’s nomination window, allowing stockholders a limited, ten-day period within which to submit their own candidates for election at the 2023 Annual Meeting.

CUSIP No. 232109108	SCHEDULE 13D/A	Page 17 of 27 Pages

***

Forward-Looking Statements and Third-Party Statements

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in any state to any person. This press release does not recommend the purchase or sale of a security. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. In addition, this press release and the discussions and opinions herein are for general information only, and are not intended to provide investment advice.

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. Although Voce Capital Management LLC (“Voce Capital Management”) believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties—many of which are difficult to predict and are generally beyond the control of Voce Capital Management or the Company—that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties are enumerated in the Company’s public filings. In addition, the foregoing considerations and any other publicly stated risks and uncertainties should be read in conjunction with the risks and cautionary statements discussed or identified in the Company’s public filings with the United States Securities and Exchange Commission (the “SEC”), including those listed under “Risk Factors” in the Company’s annual reports on Form 10-K and quarterly reports on Form 10-Q. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Voce Capital Management does not undertake any obligation to update or revise any forward-looking information or statements.

Funds managed by Voce Capital Management currently beneficially own shares of the Company. These funds are in the business of trading (i.e., buying and selling) securities and intend to continue trading in the securities of the Company. You should assume such funds will from time to time sell all or a portion of their holdings of the Company in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares.

Consequently, Voce Capital Management’s beneficial ownership of shares of, and/or economic interest in, the Company may vary over time depending on various factors, with or without regard to Voce Capital Management’s views of the Company’s business, prospects, or valuation (including the market price of the Company’s shares), including, without limitation, other investment opportunities available to Voce Capital Management, concentration of positions in the portfolios managed by Voce Capital Management, conditions in the securities markets and general economic and industry conditions. Voce Capital Management also reserves the right to change the opinions expressed herein and its intentions with respect to its investment in the Company, and to take any actions with respect to its investment in the Company as it may deem appropriate, and disclaims any obligation to notify the market or any other party of any such changes or actions, except as required by law.

Voce Capital Management has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties.

CUSIP No. 232109108	SCHEDULE 13D/A	Page 18 of 27 Pages

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

The Voce Parties (as defined below), together with the other Participants (as defined below), intend to file a preliminary proxy statement and accompanying proxy card with the SEC to be used to solicit votes in connection with a special meeting of stockholders of Cutera, Inc. (the “Company”) for the purpose of supporting proposals to remove and replace certain members of the Company’s Board of Directors.

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.

The Participants in the solicitation are anticipated to be: (i) Voce Capital Management LLC, a California limited liability company (“Voce Capital Management”); (ii) Voce Catalyst Partners LP, a Delaware limited partnership (“Voce Catalyst Partners”); (iii) Voce Capital LLC, a Delaware limited liability company (“Voce Capital”); (iv) J. Daniel Plants, sole Managing Member of Voce Capital and a United States citizen (“Mr. Plants,” and together with Voce Capital Management and Voce Catalyst Partners, the “Voce Parties”); and (v) David H. Mowry, a United States citizen (“Mr. Mowry,” and together with the Voce Parties, the “Participants”).

As of the date hereof, the Participants may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934), in the aggregate, 1,483,632 shares of common stock, par value $0.001 per share, of the Company (the “Common Shares”). Of the 1,483,632 Common Shares beneficially owned in the aggregate by the Participants, including the 100 Common Shares owned by Voce Catalyst Partners in record name, such Common Shares may be deemed to be beneficially owned as follows: (a) 1,210,224 Common Shares may be deemed to be beneficially owned by Voce Capital Management, by virtue of it being the investment advisor to certain investment funds, including Voce Catalyst Partners; (b) 1,210,224 Common Shares may be deemed to be beneficially owned by Voce Capital, by virtue of it being the sole managing member of Voce Capital Management; (c) 1,274,844 Common Shares (including 2,724 Common Shares underlying unvested restricted stock units (“RSUs”) and 14,748 Common Shares underlying options) may be deemed to be beneficially owned by Mr. Plants by virtue of him being the Managing Partner of Voce Capital Management; and (d) 208,788 Common Shares may be deemed to be beneficially owned by Mr. Mowry (including 23,174 Common Shares underlying unvested RSUs and 59,823 Common Shares underlying options). In addition, Voce Capital Management previously entered into a purchase agreement with the Company for the purchase of $10 million in aggregate principal amount of the Company’s 2.25% Convertible Senior Notes due 2028.

Each of the Voce Parties expressly disclaims beneficial ownership of any Common Shares beneficially owned by Mr. Mowry. Mr. Mowry expressly disclaims beneficial ownership of any Common Shares beneficially owned by the Voce Parties.

Media Contact

Longacre Square Partners

Dan Zacchei / David Reingold

dzacchei@longacresquare.com / dreingold@longacresquare.com

Investor Contact

D.F. King & Co., Inc.

Edward McCarthy

emccarthy@dfking.com

CUSIP No. 232109108	SCHEDULE 13D/A	Page 19 of 27 Pages

EXHIBIT 6

David Mowry and J. Daniel Plants Share Letter of Support from Cutera Senior Leaders Sent to Company’s Board

10 Executives – Including 100% of Commercial Leadership – Sign Letter Endorsing Current Strategic Pathway the Company is On Under CEO Mowry and Executive Chairman Plants

Cutera Employees Highlight Danger of Disruption to Company’s Ability to Execute and to Valuable Relationships with Top Customers and KOLs

SAN FRANCISCO – April 11, 2023 – Today J. Daniel Plants, Founder and Chief Investment Officer of Voce Capital Management LLC and Executive Chairman of the Board of Directors (the “Board”) of Cutera, Inc. (Nasdaq: CUTR) (“Cutera” or the “Company”), and David Mowry, Cutera’s Chief Executive Officer and a Director – who together own approximately 7.0% of the outstanding shares of Cutera – shared a letter of support from Cutera senior employees that has been sent to the Company’s Board.

Recently, Mr. Plants and Mr. Mowry each disclosed that they have called for a Special Meeting of Stockholders (the “Special Meeting”) to reconstitute Cutera’s Board.

The full letter is below:

Dear Board of Directors,

The undersigned are members of Cutera’s senior management team. We respectfully write to you with only one goal: ensuring the future success of Cutera. Many of us have invested years of our careers in this Company, are significant stockholders, and have our annual compensation directly linked to the Company’s ability to reach its performance targets. We are well-aligned to helping Cutera achieve its full potential and deliver for all its stakeholders.

As you might imagine, we have been extremely concerned to learn about the current public conflict regarding Cutera’s Board. We have fielded difficult calls from customers and industry KOLs and have struggled to answer questions from our worried employees. While we understand that matters at the Board level can be complicated, we respectfully ask that you consider the impact these issues are having on our ability to do our jobs effectively, deliver for our customers and manage our people.

With this in mind, we want to share three important points that we hope the Board will consider:

1.	Cutera’s current strategic plan is working. While we believe change takes time to seep into the market, shifting our R&D investments to have “First mover” devices such as AviClear, aligns our business with that of our customers. Furthermore, the new business model is driving a true transformation of Cutera. We can continue to evolve and develop from this point forward, engaging medical dermatologists in their space and looking to create and effectively expand our core customer group. The shift to more procedural revenue tightly aligns our interests with that of the practice. And we have gained a line of sight into how these model changes can and will accelerate the evolution of Cutera's financial profile to include faster growth, improving margins, and greater predictability in the future.

Now is the time to leverage our momentum to grow the business. We can do this by empowering the leadership team to make course corrections from the learnings gathered. We can move quickly and overcome pockets of resistance and push through recent headwinds due to macro challenges. We are confident that the road we are on is the right one.

2.	Dave Mowry has earned our trust and respect since joining Cutera; Dan Plants and Dave Mowry are a highly cohesive and effective Executive team. Individually, they are visibly and completely committed to the Company, its people, and its customers. They are present and readily accessible to our employees, having invested the time to explain our shift in strategy and why it makes sense to the larger team. We respectfully urge you not to discount these relationships and the significant amount of goodwill they have engendered on behalf of Cutera over the last 12-15 months in particular.

CUSIP No. 232109108	SCHEDULE 13D/A	Page 20 of 27 Pages

3.	The physician-customers and the patients our products serve should come first. We respectfully ask you to resolve this issue as quickly as possible. Everything we do is ultimately to improve the lives of the patients that our products are used to treat. It’s not just good business; it is the mission on which Cutera’s culture is based. The sooner we can return to normal and fully focus on delivering our innovative products and services, the better for our employees, customers, and their patients.

Thank you for your consideration.

Sincerely,

Rohan Seth, Chief Financial Officer

Guy Thier, Chief Information Officer

Steve Kreider, SVP, Global Marketing

Mindy Huynh, VP, Strategy and Corporate Development

Srinivas Pinapati, VP, Operations

Stuart Drummond, VP, Corporate Controller

Greg Barker, VP, Corporate FP&A

TJ Huffman, VP, Capital Sales

Amy Ables, VP, Commercial Excellence

Amanda Rodner, VP, Key Account Management

 ***

Forward-Looking Statements and Third-Party Statements

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in any state to any person. This press release does not recommend the purchase or sale of a security. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. In addition, this press release and the discussions and opinions herein are for general information only, and are not intended to provide investment advice.

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. Although Voce Capital Management LLC (“Voce Capital Management”) believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties—many of which are difficult to predict and are generally beyond the control of Voce Capital Management or the Company—that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties are enumerated in the Company’s public filings. In addition, the foregoing considerations and any other publicly stated risks and uncertainties should be read in conjunction with the risks and cautionary statements discussed or identified in the Company’s public filings with the United States Securities and Exchange Commission (the “SEC”), including those listed under “Risk Factors” in the Company’s annual reports on Form 10-K and quarterly reports on Form 10-Q. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Voce Capital Management does not undertake any obligation to update or revise any forward-looking information or statements.

Funds managed by Voce Capital Management currently beneficially own shares of the Company. These funds are in the business of trading (i.e., buying and selling) securities and intend to continue trading in the securities of the Company. You should assume such funds will from time to time sell all or a portion of their holdings of the Company in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares.

CUSIP No. 232109108	SCHEDULE 13D/A	Page 21 of 27 Pages

Consequently, Voce Capital Management’s beneficial ownership of shares of, and/or economic interest in, the Company may vary over time depending on various factors, with or without regard to Voce Capital Management’s views of the Company’s business, prospects, or valuation (including the market price of the Company’s shares), including, without limitation, other investment opportunities available to Voce Capital Management, concentration of positions in the portfolios managed by Voce Capital Management, conditions in the securities markets and general economic and industry conditions. Voce Capital Management also reserves the right to change the opinions expressed herein and its intentions with respect to its investment in the Company, and to take any actions with respect to its investment in the Company as it may deem appropriate, and disclaims any obligation to notify the market or any other party of any such changes or actions, except as required by law.

Voce Capital Management has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

The Voce Parties (as defined below), together with the other Participants (as defined below), intend to file a preliminary proxy statement and accompanying proxy card with the SEC to be used to solicit votes in connection with a special meeting of stockholders of Cutera, Inc. (the “Company”) for the purpose of supporting proposals to remove and replace certain members of the Company’s Board of Directors.

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.

The Participants in the solicitation are anticipated to be: (i) Voce Capital Management LLC, a California limited liability company (“Voce Capital Management”); (ii) Voce Catalyst Partners LP, a Delaware limited partnership (“Voce Catalyst Partners”); (iii) Voce Capital LLC, a Delaware limited liability company (“Voce Capital”); (iv) J. Daniel Plants, sole Managing Member of Voce Capital and a United States citizen (“Mr. Plants,” and together with Voce Capital Management and Voce Catalyst Partners, the “Voce Parties”); and (v) David H. Mowry, a United States citizen (“Mr. Mowry,” and together with the Voce Parties, the “Participants”).

As of the date hereof, the Participants may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934), in the aggregate, 1,483,632 shares of common stock, par value $0.001 per share, of the Company (the “Common Shares”). Of the 1,483,632 Common Shares beneficially owned in the aggregate by the Participants, including the 100 Common Shares owned by Voce Catalyst Partners in record name, such Common Shares may be deemed to be beneficially owned as follows: (a) 1,210,224 Common Shares may be deemed to be beneficially owned by Voce Capital Management, by virtue of it being the investment advisor to certain investment funds, including Voce Catalyst Partners; (b) 1,210,224 Common Shares may be deemed to be beneficially owned by Voce Capital, by virtue of it being the sole managing member of Voce Capital Management; (c) 1,274,844 Common Shares (including 2,724 Common Shares underlying unvested restricted stock units (“RSUs”) and 14,748 Common Shares underlying options) may be deemed to be beneficially owned by Mr. Plants by virtue of him being the Managing Partner of Voce Capital Management; and (d) 208,788 Common Shares may be deemed to be beneficially owned by Mr. Mowry (including 23,174 Common Shares underlying unvested RSUs and 59,823 Common Shares underlying options). In addition, Voce Capital Management previously entered into a purchase agreement with the Company for the purchase of $10 million in aggregate principal amount of the Company’s 2.25% Convertible Senior Notes due 2028.

Each of the Voce Parties expressly disclaims beneficial ownership of any Common Shares beneficially owned by Mr. Mowry. Mr. Mowry expressly disclaims beneficial ownership of any Common Shares beneficially owned by the Voce Parties.

Media Contact

Longacre Square Partners

Dan Zacchei / David Reingold

dzacchei@longacresquare.com / dreingold@longacresquare.com

Investor Contact

D.F. King & Co., Inc.

Edward McCarthy

emccarthy@dfking.com

CUSIP No. 232109108	SCHEDULE 13D/A	Page 22 of 27 Pages

EXHIBIT 7

Cutera Directors J. Daniel Plants and David Mowry Take Legal Action to Ensure Shareholders Have a Say in Composition of Cutera’s Board and Selection of its Next CEO

Board’s Unlawful and Unjustified Stripping of Executive Chairman and CEO Roles from Mr. Plants and Mr. Mowry Further Underscores the Need to Either Reopen the Nomination Window or Allow Special Meeting to Proceed

Board’s Disregard for the Expressed Wishes of Significant Shareholders and Company’s Senior Management Team Has Destroyed Shareholder Value

SAN FRANCISCO – April 12, 2023 – Today J. Daniel Plants, Founder and Chief Investment Officer of Voce Capital Management LLC and a member of the Board of Directors (the “Board”) of Cutera, Inc. (Nasdaq: CUTR) (“Cutera” or the “Company”), and David Mowry, also a Cutera Director – who together own approximately 7.0% of the outstanding shares of Cutera – announced that they have filed a lawsuit in the Court of Chancery of the State of Delaware against Directors Gregory Barrett, Sheila Hopkins, Timothy O’Shea, Juliane Park and Janet Widmann (the “Entrenched Directors”). Mr. Plants and Mr. Mowry also commented on the fact that the Entrenched Directors have purportedly fired them for cause from their roles as Executive Chairman and Chief Executive Officer, respectively, in retaliation for their recent actions taken with the intent of removing and replacing the Entrenched Directors.

The litigation

Mr. Plants and Mr. Mowry’s suit was filed on April 11, 2023 and focuses on the following:

•	One way or another, shareholders must have a say in who represents them. The lawsuit calls for the Board to amend or waive the deadline under the Company’s bylaws by which all Cutera shareholders must nominate candidates for election to the Board at the 2023 Annual Meeting. Following the passage of the January 2, 2023 nomination deadline, the Board has split into two deeply divided factions, culminating yesterday in the Entrenched Directors unlawfully firing the Company’s Executive Chairman and its CEO and replacing each of them with Entrenched Directors. Reopening the nomination window is the simplest and fairest solution to ensure that shareholders can decide who is making the vital decisions currently facing the Company – including but not limited to the selection of its next CEO.

•         The motivations behind the maneuvers. As the complaint lays out, certain members of the Board have seemingly been manipulating events for months to consolidate their own power – to the detriment of the Company. The complaint details how these individuals appear to have been plotting to remove Mr. Plants and Mr. Mowry, while using the veneer of a purported external CEO search process—which has made no meaningful progress in nearly two months—to hide their machinations. In Mr. Plants and Mr. Mowry’s view, last night’s purported Board actions validated these concerns.

CUSIP No. 232109108	SCHEDULE 13D/A	Page 23 of 27 Pages

•         A clear breach of fiduciary duty. The complaint asks the Court to declare that the Entrenched Directors’ continued refusal to reopen the nomination window, among other actions, amounts to a breach of their fiduciary duties as directors.

The unlawful and unjustified firings

The press release issued by Cutera today claims that the Board stripped Mr. Plants and Mr. Mowry of their titles to “focus on improving performance and results.” Mr. Plants and Mr. Mowry believe this is false. In their view, the Entrenched Directors took these actions to try to preserve their memberships on the Board and advance their roles at the Company, including the appointment today of one of the Entrenched Directors as the Company’s CEO and another as its Chairperson.

Similarly, Mr. Plants and Mr. Mowry believe that the additional justifications for the firings are misleading, offer an incomplete recounting of historical facts and are intended again to protect the Entrenched Directors’ status at Cutera. Fellow shareholders are urged not to be misled by these claims.

The Entrenched Directors are seemingly ignoring the expressed wishes of Cutera’s stakeholders

On April 11, Pura Vida Investments, LLC (“Pura Vida”) – an approximately 7% shareholder of Cutera – publicly called on the Board to resolve its disagreement with the CEO and Chairman and to keep the then current CEO at the helm during an orderly succession process; or barring that, to reopen the nomination window. Instead, the Entrenched Directors chose to do the exact opposite by escalating the conflict and firing Mr. Plants and Mr. Mowry for cause. Mr. Plants and Mr. Mowry believe that many other shareholders feel similarly to Pura Vida and agree that, given the Board’s lack of interest in finding a constructive resolution, the nomination window must be reopened.

The Entrenched Directors’ penchant for wasting shareholder capital – another concern raised publicly yesterday by Pura Vida – is being done for no reason other than to preserve their control of the Board, in the view of Mr. Plants and Mr. Mowry. This has already resulted in the hiring of an additional law firm (beyond the Company’s regular counsel) and two public relations firms – and those are just the advisors that are publicly known at this juncture.

Finally, the Entrenched Directors also apparently ignored a letter sent to them and issued publicly on April 11 from 13[1] of the Company’s senior leaders – including the CFO and 100% of the Company’s Commercial Leadership and R&D Leadership – expressing support for Mr. Mowry and Mr. Plants and calling on the Board to be mindful of the disruption to the business and the Company that this public conflict was causing.

CUSIP No. 232109108	SCHEDULE 13D/A	Page 24 of 27 Pages

Mr. Mowry and Mr. Plants today responded to Cutera’s employees with the following statement:

“We recognize that the current situation is extremely difficult for all of you, which is why we have fought so hard for the past few weeks to prevent it from transpiring. Unfortunately, we have not succeeded – at least not yet. The 2023 Annual Meeting of Stockholders is approximately eight weeks away, to our knowledge. Between now and then, we ask that you hold the line and focus on what you always do: partnering closely with our physician customers so that they can continue providing best-in-class procedures and results for their patients. We are confident that in due course these wrongs will be righted and that normalcy will return to the Company, including reinstating Dave as Cutera’s CEO so a proper transition and search process can occur. We are doing everything we can to ensure that this happens sooner rather than later.”

***

Forward-Looking Statements and Third-Party Statements

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in any state to any person. This press release does not recommend the purchase or sale of a security. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. In addition, this press release and the discussions and opinions herein are for general information only, and are not intended to provide investment advice.

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. Although Voce Capital Management LLC (“Voce Capital Management”) believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties—many of which are difficult to predict and are generally beyond the control of Voce Capital Management or the Company—that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties are enumerated in the Company’s public filings. In addition, the foregoing considerations and any other publicly stated risks and uncertainties should be read in conjunction with the risks and cautionary statements discussed or identified in the Company’s public filings with the United States Securities and Exchange Commission (the “SEC”), including those listed under “Risk Factors” in the Company’s annual reports on Form 10-K and quarterly reports on Form 10-Q. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Voce Capital Management does not undertake any obligation to update or revise any forward-looking information or statements.

CUSIP No. 232109108	SCHEDULE 13D/A	Page 25 of 27 Pages

Funds managed by Voce Capital Management currently beneficially own shares of the Company. These funds are in the business of trading (i.e., buying and selling) securities and intend to continue trading in the securities of the Company. You should assume such funds will from time to time sell all or a portion of their holdings of the Company in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares.

Consequently, Voce Capital Management’s beneficial ownership of shares of, and/or economic interest in, the Company may vary over time depending on various factors, with or without regard to Voce Capital Management’s views of the Company’s business, prospects, or valuation (including the market price of the Company’s shares), including, without limitation, other investment opportunities available to Voce Capital Management, concentration of positions in the portfolios managed by Voce Capital Management, conditions in the securities markets and general economic and industry conditions. Voce Capital Management also reserves the right to change the opinions expressed herein and its intentions with respect to its investment in the Company, and to take any actions with respect to its investment in the Company as it may deem appropriate, and disclaims any obligation to notify the market or any other party of any such changes or actions, except as required by law.

Voce Capital Management has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

The Voce Parties (as defined below), together with the other Participants (as defined below), intend to file a preliminary proxy statement and accompanying proxy card with the SEC to be used to solicit votes in connection with (i) a special meeting of stockholders of Cutera, Inc. (the “Company”) for the purpose of supporting proposals to remove and replace certain members of the Company’s Board of Directors and/or (ii) seeking the election of nominees to the Board of Directors at the Company’s 2023 annual meeting of stockholders.

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.

The Participants in the solicitation are anticipated to be: (i) Voce Capital Management LLC, a California limited liability company (“Voce Capital Management”); (ii) Voce Catalyst Partners LP, a Delaware limited partnership (“Voce Catalyst Partners”); (iii) Voce Capital LLC, a Delaware limited liability company (“Voce Capital”); (iv) J. Daniel Plants, sole Managing Member of Voce Capital and a United States citizen (“Mr. Plants,” and together with Voce Capital Management and Voce Catalyst Partners, the “Voce Parties”); and (v) David H. Mowry, a United States citizen (“Mr. Mowry,” and together with the Voce Parties, the “Participants”).

CUSIP No. 232109108	SCHEDULE 13D/A	Page 26 of 27 Pages

As of the date hereof, the Participants may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934), in the aggregate, 1,483,632 shares of common stock, par value $0.001 per share, of the Company (the “Common Shares”). Of the 1,483,632 Common Shares beneficially owned in the aggregate by the Participants, including the 100 Common Shares owned by Voce Catalyst Partners in record name, such Common Shares may be deemed to be beneficially owned as follows: (a) 1,210,224 Common Shares may be deemed to be beneficially owned by Voce Capital Management, by virtue of it being the investment advisor to certain investment funds, including Voce Catalyst Partners; (b) 1,210,224 Common Shares may be deemed to be beneficially owned by Voce Capital, by virtue of it being the sole managing member of Voce Capital Management; (c) 1,274,844 Common Shares (including 2,724 Common Shares underlying unvested restricted stock units (“RSUs”) and 14,748 Common Shares underlying options) may be deemed to be beneficially owned by Mr. Plants by virtue of him being the Managing Partner of Voce Capital Management; and (d) 208,788 Common Shares may be deemed to be beneficially owned by Mr. Mowry (including 23,174 Common Shares underlying unvested RSUs and 59,823 Common Shares underlying options). In addition, Voce Capital Management previously entered into a purchase agreement with the Company for the purchase of $10 million in aggregate principal amount of the Company’s 2.25% Convertible Senior Notes due 2028.

Each of the Voce Parties expressly disclaims beneficial ownership of any Common Shares beneficially owned by Mr. Mowry. Mr. Mowry expressly disclaims beneficial ownership of any Common Shares beneficially owned by the Voce Parties.

Media Contact

Longacre Square Partners

Dan Zacchei / David Reingold

dzacchei@longacresquare.com / dreingold@longacresquare.com

Investor Contact

D.F. King & Co., Inc.

Edward McCarthy

emccarthy@dfking.com

[1] The public version of the letter included 10 employees, however subsequently additional employees signed, and this version was sent to the Board.

CUSIP No. 232109108	SCHEDULE 13D/A	Page 27 of 27 Pages

 EXHIBIT 8

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: April 12, 2023

VOCE CAPITAL MANAGEMENT LLC

By:	Voce Capital LLC, its Managing Member

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

VOCE CAPITAL LLC

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

/s/ J. Daniel Plants
J. Daniel Plants

/s/ David H. Mowry
David H. Mowry